                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.            )*
                                         -----------

                              Primus Guaranty, Ltd.
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                                (Name of Issuer)

                    Common Shares, par value $0.08 per share
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                         (Title of Class of Securities)

                                    G72457107
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                                 (CUSIP Number)

                                 October 5, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
    [ ]  Rule 13d-1(b)

    [ ]  Rule 13d-1(c)

    [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745(11-99)                 Page 1 of 6 pages

                                  SCHEDULE 13G

CUSIP No. G72457107                                            Page 2 of 6 pages
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     1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Transamerica Life Insurance Company
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     2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]
         (b) [ ]
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     3. SEC Use Only

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     4. Citizenship or Place of Organization

        Iowa
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Number of                5. Sole Voting Power            5,582,585(1)
Shares                   -------------------------------------------------------
Beneficially             6. Shared Voting Power          -0-
Owned by                 -------------------------------------------------------
Each                     7. Sole Dispositive Power       5,582,585(1)
Reporting                -------------------------------------------------------
Person With:
                         8. Shared Dispositive Power     -0-
--------------------------------------------------------------------------------
     9. Aggregate Amount Beneficially Owned by Each Reporting
        Person     5,582,585(1)

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)

    11. Percent of Class Represented by Amount in Row (9)   13.1%
        (based on 42,787,843 total shares outstanding as of November 8, 2004)
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    12. Type of Reporting Person (See Instructions)   CO
--------------------------------------------------------------------------------

-------------------------------
(1) Excludes 1,791 Deferred Shares issued to Thomas Hartlage, as a non-employee director of Primus Guaranty, Ltd. These Deferred Shares become payable upon completion of Mr. Hartlage's board service. Mr. Hartlage ceded beneficial ownership of such shares to Transamerica Life Insurance Company.

                                  SCHEDULE 13G

CUSIP No. G72457107                                            Page 3 of 6 pages
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ITEM 1(A).        NAME OF ISSUER

                  Primus Guaranty, Ltd.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  Clarendon House, 2 Church Street
                  Hamilton HM 11, Bermuda

ITEM 2(A).        NAME OF PERSON FILING

                  Transamerica Life Insurance Company

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  c/o Aegon USA Investment Management LLC,
                  4333 Edgewood Road N.E., Cedar Rapids, IA 52499-5335

ITEM 2(C).        CITIZENSHIP

                  Iowa

ITEM 2(D).        TITLE OF CLASS OF SECURITIES

                  Common Shares, par value $0.08 per share

ITEM 2(E).        CUSIP NUMBER

                  G72457107

                                  SCHEDULE 13G

CUSIP No. G72457107                                            Page 4 of 6 pages
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ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B)
                  OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

ITEM 4.           OWNERSHIP.

                  Provide the following information regarding the aggregate
number and percentage of the class of securities of the issuer identified in
Item 1.

      (a)         Amount beneficially owned: 5,582,585(1)

      (b)         Percent of class: 13.1%

                  This figure is calculated based on 42,787,843 Common Shares issued and outstanding as of November 8, 2004 as reported in the Issuer's Form 10-Q for the quarter ended September 30,
                  2004, filed with the Securities and Exchange Commission (the
                  "SEC") on November 9, 2004.

      (c)         Number of shares as to which Transamerica has:

             (i)  Sole power to vote or to direct the vote

                      5,582,585(1)

             (ii) Shared power to vote or to direct the vote

                      -0-

            (iii) Sole power to dispose or to direct the disposition of

                      5,582,585(1)

             (iv) Shared power to dispose or to direct the disposition of

                      -0-

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
                  HOLDING COMPANY

                  Not Applicable.

-------------------------------
(1) Excludes 1,791 Deferred Shares issued to Thomas Hartlage, as a non-employee director of Primus Guaranty, Ltd. These Deferred Shares become payable upon completion of Mr. Hartlage's board service. Mr. Hartlage ceded beneficial ownership of such shares to Transamerica Life Insurance Company.

                                  SCHEDULE 13G

CUSIP No. G72457107                                            Page 5 of 6 pages
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ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable.

ITEM 10.          CERTIFICATION

                  Not Applicable.

                                  SCHEDULE 13G

CUSIP No. G72457107                                            Page 6 of 6 pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2005

                                   TRANSAMERICA LIFE INSURANCE
                                   COMPANY

                                   By: /s/ R. Michael Slaven
                                      -----------------------------------------
                                   Name:  R. Michael Slaven
                                   Title: Vice President